Corporate Resolution

Churchill Cash Reserves Trust

Be it known that the following corporate resolution is in full force and effect:

WHEREAS The Board of Trustees of the Fund adopted the following resolutions on motion duly made, seconded and carried unanimously at the Fund’s All Trustees Meeting held on September 6, 2014;

RESOLVED, that the final form of the joint insured fidelity bond written by ICI Mutual Insurance Company (“ICI Mutual”) (the “Joint Fidelity Bond”), in the amount of $6 million, is reasonable in form and amount, after having given due consideration to all matters deemed relevant, including, but not limited to, the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio;

RESOLVED, that, after taking all relevant factors into consideration, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, the annual premium with tax for such coverage, as described in the materials provided at this All Trustees Meeting be, and the same hereby is, approved, to be allocated among the Fund and related entities in accordance with the Agreement among Insureds dated May 9, 1994, as amended and as currently in effect or as the same may be amended to reflect decisions made by this Board at this All Trustees Meeting and corresponding decisions made by the Boards of the other Trusts;

RESOLVED, that the officers of the Trust are hereby authorized to purchase and maintain the Joint Fidelity Bond for the period from November 1, 2014 through October 31, 2015 and that the Joint Fidelity Bond be, and it hereby is, ratified and approved;

RESOLVED, that the Secretary or Assistant Secretary of the Trust file the Joint Fidelity Bond with the U.S. Securities and Exchange Commission and give such notice with respect to the Joint Fidelity Bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended;

RESOLVED, that (a) the Fund’s participation in (i) the joint $8,000,000 Directors’ and Officers’/Errors and Omissions policy and (ii) the joint $4,000,000 Independent Director Safety Net Liability Insurance policy, in each case with ICI Mutual (collectively, the “Policies”), are in the best interests of the Fund; and (b) the portion of the proposed premium for each of the Policies to be allocated to the Fund and related entities, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance were purchased separately by the insured parties, is fair and reasonable to the Fund;

RESOLVED, that the officers of the Trust are hereby authorized to enter into the Policies with ICI Mutual for the period from November 1, 2014 to October 31, 2015;

RESOLVED, that payment of the amount of the annual premium with tax for each such Policy, as provided by ICI Mutual, is hereby authorized, to be allocated in accordance with the Agreement among Insureds dated May 9, 2004, as amended and as currently in effect or as the same may be amended to reflect decisions made by this Board at this All Trustees Meeting and corresponding decisions made by the Boards of the other Trusts; and

RESOLVED, that the appropriate officer(s) of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

Sealed this 24th day of November, 2014.
/s/ Charles E. Childs, III
Charles E. Childs, III
Secretary